SECURIT[IES AND EXCHANGE COMMISSIO]N

06009356

RECEIVED AUG 2 2 2006 213 SEC MAIL PROCESSING SECTION WASH, D.C.

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 76

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 08/01/05 (MM/DD/YY) AND ENDING 7/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FORT WAYNE SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

206 US HWY 30 WEST
(No. and Street)

NEW HAVEN (City) IN (State) 46774 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DONALD C. KOWSKE, VICE PRESIDENT 260-493-3758
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ATM & COMPANY
(Name – *if individual, state last, first, middle name*)

9422 LIMA RD. (Address) FORT WAYNE (City) IN (State) 46818 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 2 5 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, DONALD C. KOWSKE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FORT WAYNE SECURITIES CORPORATION, as of JULY 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Donald C Kowske
Signature

President
Title

CHERYL S KOWSKE
NOTARY PUBLIC STATE OF INDIANA
ALLEN COUNTY
MY COMMISSION EXP. JAN. 16,2009

Cheryl S Kowske
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

ATM & Company
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors,
Fort Wayne Securities Corporation

We have audited the accompanying statements of financial condition of FORT WAYNE SECURITIES CORPORATION as of July 31, 2006 and 2005, and the related statements of income and stockholder equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fort Wayne Securities Corporation as of July 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

ATM & Company

Fort Wayne, Indiana,
August 8, 2006.

FORT WAYNE SECURITIES CORPORATION

STATEMENTS OF FINANCIAL CONDITION as of July 31, 2006 and 2005

ASSETS

		2006		2005
Cash	$	17,238	$	9,804
Securities owned; stocks at market value		687,017		691,864
Transportation equipment at cost, net of accumulated depreciation (2006 - $16,969 ; 2005 - $26,220)		43,703		39,738
Furniture and equipment at cost, net of accumulated depreciation (2006 - $14,325; 2005 - $16,101)		2,761		984
Leasehold improvements at cost, net of accumulated amortization (2006 - $5,658; 2005 - $5,619)		1,006		1,045
Federal and state tax overpaid		6,440		2,320
Other assets		989		1,521
Total assets	$	759,154	$	747,276

LIABILITIES

Accounts payable and accrued expenses	$	2,995	$	3,120
Total liabilities		2,995		3,120

STOCKHOLDER EQUITY

Common stock, $25 par value per share, authorized 400 shares, issued and outstanding 187 shares		4,675		4,675
Additional paid-in capital		9,987		9,987
Retained earnings		741,497		729,494
Total stockholder equity		756,159		744,156
Total liabilities and stockholder equity	$	759,154	$	747,276

The accompanying notes are an integral part of these financial statements.

FORT WAYNE SECURITIES CORPORATION
STATEMENTS OF INCOME AND STOCKHOLDER EQUITY
For the years ended July 31, 2006 and 2005

	2006	2005
Revenues:		
Commissions	$ 281,661	$ 254,572
Net dealer investment income	(4,847)	29,312
Interest and dividends	48,469	33,768
Total revenues	325,283	317,652
Operating expenses:		
Employee wages and commissions	234,037	195,752
Bank service charges	36	118
Dues and subscriptions	4,482	3,690
Conventions and meetings	62	116
Computer expense	848	1,033
Rent	6,100	6,000
Office supplies and expenses	3,184	3,698
Postage	471	673
Telephone and utilities	7,791	6,850
Legal and accounting	5,500	6,000
Taxes	19,861	17,710
Licenses and fees	1,443	1,565
Insurance	9,840	11,899
Depreciation	8,806	16,843
Contributions	425	155
Maintenance and repairs	6,994	3,616
Total operating expenses	309,880	275,718
Net income from operations before income taxes	15,403	41,934
Provision for income taxes:		
State	1,400	4,794
Federal	2,000	4,561
	3,400	9,355
Net income per share - 2006, $64.19; and 2005, $174.22	12,003	32,579
Stockholder equity, beginning of year	744,156	714,577
Dividends paid	-	(3,000)
Stockholder equity, end of year	$ 756,159	$ 744,156

The accompanying notes are an integral part of these financial statements.

FORT WAYNE SECURITIES CORPORATION
STATEMENTS OF CASH FLOWS
For the years ended July 31, 2006 and 2005

	2006	2005
Operating activities:		
Reconciliation of net income to net cash provided by operating activities:		
Net income	$ 12,003	$ 32,579
Noncash expenses (income):		
Depreciation	8,806	16,045
Securities owned	4,847	(29,312)
Bonus	18,882	-
	32,535	(13,267)
Changes in operating assets and liabilities:		
Other assets	532	1,159
Payable to brokers and dealers	-	(1,937)
Accounts payable and accrued expenses	(125)	(360)
Federal and state income taxes	(4,120)	(1,010)
	(3,713)	(2,148)
Net cash provided by operating activities	40,825	17,164
Investing activities:		
Purchase of fixed assets	(33,391)	(29,499)
Purchase of investments	-	(76,975)
Proceeds from sale of investments	-	76,975
Net cash used in investing activities	(33,391)	(29,499)
Financing activities - dividends paid	-	(3,000)
Net increase (decrease) in cash	7,434	(15,335)
Cash, beginning of year	9,804	25,139
Cash, end of year	$ 17,238	$ 9,804
Supplemental disclosures of cash flows information:		
Income taxes:		
Federal income taxes paid	$ 4,180	$ 4,561
State income taxes paid	$ 3,535	$ 4,794

The accompanying notes are an integral part of these financial statements.

1. SIGNIFICANT ACCOUNTING POLICIES

Fort Wayne Securities Corporation is a broker and dealer in the securities industry, limiting itself to buying and selling mutual fund shares for its customers. The business is located in New Haven, Indiana and services primarily northeast Indiana. The Corporation was incorporated on October 10, 1934, under the laws of the State of Indiana.

Securities transactions are recorded on the dates that purchase and sales orders are placed.

Securities owned by the Corporation are valued at market value and securities not readily marketable, if any, are valued at fair value as determined by management.

Depreciation is provided on either the straight-line basis or accelerated methods.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates.

Advertising costs are expensed as incurred.

For the purposes of the Statement of Cash Flows, the Corporation has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

2. INCOME TAXES

The current and deferred portions of the income tax expense (benefit) included in the statements of income and stockholder equity as determined in accordance with FASB Statement No. 109, Accounting for Income Taxes, are as follows:

	2006			2005		
	Current	Deferred	Total	Current	Deferred	Total
Federal	$ 2,000	-	$ 2,000	$ 4,561	-	$ 4,561
State	1,400	-	1,400	4,794	-	4,794
	$ 3,400	-	$ 3,400	$ 9,355	-	$ 9,355

The provision for income taxes for the periods ended July 31, 2006 and 2005 varies from the income taxes at statutory income taxes rate as follows:

	2006			2005		
	Federal	State	Total	Federal	State	Total
Expected income taxes expense at statutory taxes rate	$ 2,000	1,400	$ 3,400	$ 5,364	4,201	$ 9,565
Other, net	-	-	-	(803)	593	(210)
	$ 2,000	1,400	$ 3,400	$ 4,561	4,794	$ 9,355

3. NET CAPITAL AND AGGREGATE INDEBTEDNESS

Net capital and aggregate indebtedness change from day to day, but at July 31, 2006, the Corporation's net capital was $616,725 and exceeded the requirements of the Securities and Exchange Commission by $591,725. The percentage of aggregate indebtedness to net capital was .49 percent. Net capital at July 31, 2006, was approximately 25 times greater than the minimum capital required in accordance with Rule 15c3-1 of the Securities Exchange Act of 1934.

4. LEASE

The Corporation leases the premises from the stockholder of the Corporation. The annual expense for the years ended July 31, 2006 and 2005, was $6,100 and 6,000, respectively. The rent will be $6,100 for the ensuing year.

SUPPLEMENTARY FINANCIAL DATA

To the Board of Directors,
Fort Wayne Securities Corporation

Our report on our audits appears on Page 1. These audits were made primarily for the purpose of expressing an opinion on the basic financial statements, taken as a whole, shown on Pages 2 to 4 of this report. The information included in this report on Pages 8 to 10, inclusive, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

ATM & Company

Fort Wayne, Indiana,
August 8, 2006.

FORT WAYNE SECURITIES CORPORATION
STATEMENT OF COMPUTATION OF NET CAPITAL REQUIREMENT
Under Rule 15c3-1 as of July 31, 2006

Total ownership equity at July 31, 2006	$	756,159
Liabilities subordinated to claims of general creditors		-
		756,159
Nonallowable assets		(55,199)
Haircuts on investment securities		(84,235)
Net capital at July 31, 2006	$	616,725
Total aggregate indebtedness	$	2,995

NET CAPITAL REQUIREMENT

Minimum dollar net capital requirement	$	25,000
Excess net capital over requirement		591,725
Net capital	$	616,725
Percent of aggregate indebtedness to net capital		0.49 %

NOTE: No material differences existed between the figures reflected above and the unaudited figures reported by the respondent on Form X-17A-5, Part IIA, as of July 31, 2006.

FORT WAYNE SECURITIES CORPORATION
STATEMENT OF COMPUTATION FOR DETERMINATION OF THE RESERVE
REQUIREMENTS UNDER RULE 15c3-3 as of July 31, 2006

Credit balances	$	-
Debit balances		-
Reserve computation:		
Excess of total debits over total credits	$	-
Required deposit		NONE

NOTE: No differences existed between the figures reflected above and the unaudited figures reported by the respondent on Form X-17A-5, Part IIA, as of July 31, 2006.

Market value of customers' fully paid securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3	$ -
Market value of customers' fully paid securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which results from normal business operations" as permitted under Rule 15c3-3	$ -

To the Board of Directors,
Fort Wayne Securities Corporation

In planning and performing our audit of the financial statements and supplemental schedules of FORT WAYNE SECURITIES CORPORATION, (the Corporation), for the year ended July 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Corporation, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Corporation does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Corporation in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Corporation is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Corporation's practices and procedures were adequate at July 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, (Designated self-regulatory organization), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

ATM & Company

ATM & Company

Fort Wayne, Indiana,
August 8, 2006.